Exhibit 99.2

GW Pharmaceuticals PLC

16 July 2015

GW Pharmaceuticals PLC ("GW Pharmaceuticals" or the "Company")

APPOINTMENT OF DIRECTOR

London, UK, 16 July 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, "GW," "the Company" or "the Group"), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced that the Company has today appointed Julian Gangolli to the Board of Directors with immediate effect.

This follows the announcement on 19 May 2015 of Mr Gangolli’s appointment to the newly created position of President, North America.

Mr. Gangolli, was, from 2004 until April 2015, President of the North American Pharmaceutical division of Allergan Inc, with responsibility for a 1,400-person integrated commercial operation with sales exceeding $3.8 billion in 2014. As a Corporate Vice President and member of the Executive Committee, Allergan's most senior leadership team overseeing worldwide operations, Mr. Gangolli was an integral part of the executive management team that transformed Allergan into one of the leading specialty pharmaceutical companies in the U.S.

Prior to Allergan, Mr. Gangolli was Vice President, Sales and Marketing at VIVUS, Inc. where he established from inception a fully functioning commercial operation. Prior to VIVUS, Mr. Gangolli held roles at Syntex Pharmaceuticals, Inc. and Ortho-Cilag Pharmaceuticals Ltd. in the UK. He grew up and was educated in the UK and is a U.S. citizen.

There are no disclosures required in accordance with Schedule Two paragraph (g) of the AIM Rules for Companies.

Mr Gangolli does not currently hold any GW Pharmaceuticals ordinary shares.

On 24 June 2015 Mr Gangolli was granted options to acquire 259,245 0.1 pence ordinary shares (equivalent to 21,604 ADS’s). The structure of this equity incentive award, granted under the terms of the GW Pharmaceuticals Long Term Incentive Plan, is consistent with the awards granted to the other executive Directors on 24 June 2015.

25% of the award is in the form of market-priced options, whereby the options have an exercise price equivalent to the market price at market close on the day prior to grant ($127.26 per ADS, equivalent to 671 pence per Ordinary Share). These options become exercisable on the third anniversary of the date of grant. Future gains upon exercise of these options will be linked to the extent of share price growth over the vesting period.

50% of the award is in the form of Performance stock options, whereby the options will vest upon the third anniversary of the date of grant subject to certain corporate performance conditions having been achieved. In this case, vesting of half of the Performance stock options will occur upon receipt from FDA of their confirmation of acceptance of an Epidiolex NDA filing and half will vest upon FDA grant of Epidiolex regulatory approval.

25% of the award is in the form of restricted stock options whereby these options are subject to a four year service condition and vesting period. 25% of the options will vest on each anniversary of the date of grant over the next four years.

The Remuneration Committee consider that this grant of equity based incentives to Mr Gangolli, linked to performance conditions and objectives that are shared with his fellow executive Directors will encourage the executive team to work together to the achieve key objectives, whilst aligning the interests of the executives with our shareholders.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world's first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding personnel changes, plans for the development and commercialization of GW products including Epidiolex®, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW's research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW's filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0)1980 557 000
Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser)
James Steel/Oliver Jackson	+44 (0) 20 7418 8900